Exhibit 23.2
CONSENT OF WEIR INTERNATIONAL, INC.
     In connection with Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-157880), we hereby consent to the incorporation by reference therein of the reference to Weir International, Inc. contained in the Annual Report on Form 10-K of Arch Coal, Inc. for the year ended December 31, 2009.
     We further wish to advise that Weir International, Inc. was not employed on a contingent basis and that at the time of preparation of our report, as well as at present, neither Weir International, Inc. nor any of its employees had or now has a substantial interest in Arch Coal, Inc. or any of its affiliates or subsidiaries.
Respectfully submitted,

By:	/s/ John W. Sabo
Name:	John W. Sabo
Title:	Executive Vice President
Date:	August 2, 2010